SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement regarding Renewal of Continuing Connected Transactions dated October 29, 2010
FORWARD-LOOKING STATEMENTS
The Announcement, constituting Exhibit 1 to this Form 6-K, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, services and products, as well as sales and marketing, in particular, such networks, services, products, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•
changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•
competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;

•
changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: November 1, 2010	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)(Stock Code: 0762)
RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
Reference is made to the announcements dated 13 August 2008, 16 December 2008 and 6 January 2009 in relation to the continuing connected transactions entered into by, among others, CUCL and/or CNC China with Unicom Group, Unicom New Horizon and/or Netcom Group, including the transactions under the Existing Network Lease Agreement, the Second New Comprehensive Services Agreement, the Telecommunications Facilities Leasing Agreement 2008-2010, the Framework Agreement for Telecommunications Facilities Leasing, the Property Leasing Agreement 2008-2010, the Framework Agreement for Property Leasing, the Materials Procurement Agreement 2008-2010, the Engineering and Information Technology Services Agreement 2008-2010, the Framework Agreement for Engineering and Information Technology Services, the Information and Communications Technology Agreement 2008-2010, the Ancillary Telecommunications Services Agreement 2008-2010, the Framework Agreement for Ancillary Telecommunications Services, the Support Services Agreement 2008-2010, the Framework Agreement for Support Services and the Master Sharing Agreement 2008-2010.
The agreements governing the above continuing connected transactions will expire on 31 December 2010.
The Board announces that on 29 October 2010, (1) CUCL and Unicom New Horizon entered into the 2010 Network Lease Agreement to renew the Lease for a term of two years expiring on 31 December 2012 and (2) CUCL and Unicom Group entered into the 2010 Comprehensive Services Agreement to renew certain of the above continuing connected transactions for a term of three years expiring on 31 December 2013.
Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 71.98% of the issued share capital of the Company through its shareholdings in Unicom BVI and Netcom Group BVI, which directly hold 41.27% and 30.70% of the issued share capital of the Company, respectively. Unicom New Horizon is a wholly-owned subsidiary of Unicom Group. As CUCL is a member of the Group and each of Unicom Group and Unicom New Horizon is a connected person of the Company, the transactions contemplated under the 2010 Network Lease Agreement and the 2010 Comprehensive Service Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for the Lease under the 2010 Network Lease Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.
As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for each of the transactions contemplated under the 2010 Comprehensive Services Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules and are exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.
The Directors (including the independent non-executive Directors) are of the opinion that the terms of the 2010 Network Lease Agreement and the 2010 Comprehensive Services Agreement are on normal commercial terms, have been entered into in the ordinary and usual course of business of the Group and are fair and reasonable and in the interests of the Shareholders as a whole. The Directors (including the independent non-executive Directors) are also of the opinion that the annual caps for each of the transactions contemplated under the 2010 Network Lease Agreement and the 2010 Comprehensive Services Agreement are fair and reasonable.
1.	INTRODUCTION
Reference is made to the announcements dated 13 August 2008, 16 December 2008 and 6 January 2009 in relation to the continuing connected transactions entered into by, among others, CUCL and/or CNC China with Unicom Group, Unicom New Horizon and/or Netcom Group, including the transactions under the Existing Network Lease Agreement, the Second New Comprehensive Services Agreement, the Telecommunications Facilities Leasing Agreement 2008-2010, the Framework Agreement for Telecommunications Facilities Leasing, the Property Leasing Agreement 2008-2010, the Framework Agreement for Property Leasing, the Materials Procurement Agreement 2008-2010, the Engineering and Information Technology Services Agreement 2008-2010, the Framework Agreement for Engineering and Information Technology Services, the Information and Communications Technology Agreement 2008-2010, the Ancillary Telecommunications Services Agreement 2008-2010, the Framework Agreement for Ancillary Telecommunications Services, the Support Services Agreement 2008-2010, the Framework Agreement for Support Services and the Master Sharing Agreement 2008-2010.
Pursuant to the merger of CNC China and CUCL on 1 January 2009 and the merger of Unicom Group and Netcom Group on 6 January 2009, the continuing connected transactions entered into by CNC China and Netcom Group (and all associated rights and obligations thereunder) were assumed by CUCL and Unicom Group, respectively.
The agreements governing the above continuing connected transactions will expire on 31 December 2010.

The Board announces that on 29 October 2010, (1) CUCL and Unicom New Horizon entered into the 2010 Network Lease Agreement to renew the Lease for a term of two years expiring on 31 December 2012 and (2) CUCL and Unicom Group entered into the 2010 Comprehensive Services Agreement to renew certain of the above continuing connected transactions for a term of three years expiring on 31 December 2013.
2.	2010 NETWORK LEASE AGREEMENT

(a)	Introduction
Pursuant to the Existing Network Lease Agreement, Unicom New Horizon agreed to lease the telecommunications networks in Southern China to CUCL on an exclusive basis for an initial term of two years effective from 1 January 2009 to 31 December 2010. The Lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the prevailing market conditions in Southern China.
On 29 October 2010, CUCL and Unicom New Horizon entered into the 2010 Network Lease Agreement to renew the Lease for a term of two years expiring on 31 December 2012.
(b)	Key Terms of the Lease
Terms of the Lease
The Lease is for an initial term of two years effective from 1 January 2011 to 31 December 2012 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the prevailing market conditions in Southern China.
Consideration and Basis for Determining the Annual Lease Fee
Under the 2010 Network Lease Agreement, the annual fee payable by CUCL for the Lease for the two years ending 31 December 2011 and 2012 is RMB2.4 billion and RMB2.6 billion (equivalent to HK$2,780 million and HK$3,011 million), respectively. CUCL is required to pay the lease fee on a quarterly basis in cash and the quarterly payment must be made to Unicom New Horizon within 30 days after the end of each preceding quarterly period.
The annual lease fee payable by CUCL for the two years ending 31 December 2011 and 2012 was determined and agreed between CUCL and Unicom New Horizon after taking into account the annual lease fee paid by CUCL of RMB2.2 billion (equivalent to HK$2,548 million) for the year ending 31 December 2010 and the growth potential and prospects of the telecommunications business in Southern China.
Network Maintenance
Under the 2010 Network Lease Agreement, CUCL is responsible for the on-going costs and expenses incurred in respect of the maintenance and management which may arise from the use of the leased telecommunications networks in Southern China.

(c)	Network Purchase Option
In connection with the Lease, Unicom New Horizon has granted CUCL an option, but not an obligation, to purchase the telecommunications networks in Southern China. The purchase option may be exercised, at the discretion of CUCL, at any time during the term of the Lease. No premium has been paid or will be payable by CUCL for the grant of such purchase option.
In the event that CUCL elects to exercise such purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in Southern China determined in accordance with the Listing Rules, applicable PRC laws and regulations, and taking into account the prevailing market conditions and other factors.
The Company will comply with all applicable laws, regulations and regulatory rules, including the Listing Rules, in particular, the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules and the 2-Step Approach, if and when CUCL decides to exercise the purchase option as stated above.
(d)	Conditions to the 2010 Network Lease Agreement Becoming Effective
The 2010 Network Lease Agreement will become effective (i) upon approval by the board of directors of each of the Company and Unicom A Share Company and (ii) after it has been duly signed and stamped by each of the Company and Unicom A Share Company.
Both conditions have been satisfied as at the date of this announcement.
(e)	Reasons For and Benefits of the Lease
The Lease provides CUCL with the exclusive right to use and operate the telecommunications networks in Southern China owned by Unicom New Horizon, thereby enabling the Group to benefit from the growth potential of the telecommunications business in Southern China, as well as operate comprehensive telecommunications business in the 21 provinces in Southern China, and therefore effectively enhancing the competitiveness of the Group.
Under the 2010 Network Lease Agreement, the Lease is renewable at the option of CUCL and CUCL is also granted the option to purchase the telecommunications networks in Southern China from Unicom New Horizon at any time during the term of the Lease. Such an arrangement will provide CUCL with greater flexibility to utilise its resources in the most efficient manner and to enhance shareholder value.

3.	2010 COMPREHENSIVE SERVICES AGREEMENT

(a)	Introduction
Pursuant to the Second New Comprehensive Services Agreement, Unicom Group agreed to provide certain services to CUCL and CNC China, being the supply of telephone cards, the provision of equipment procurement services, interconnection arrangements, the mutual provision of premises, the provision of international telecommunications network gateway, the provision of operator-based value-added services, the provision of value-added telecommunications services, the provision of “10010/10011” customer services, the provision of agency services and the provision of engineering design and technical services, until 31 December 2010.
Pursuant to the Telecommunications Facilities Leasing Agreement 2008-2010 and the Framework Agreement for Telecommunications Facilities Leasing, Netcom Group agreed to lease inter-provincial fiber optic cables within CUCL’s and CNC China’s respective service regions and certain international telecommunications resources and certain other telecommunications facilities to CUCL and CNC China for a term of three years expiring on 31 December 2010.
Pursuant to the Property Leasing Agreement 2008-2010, CNC China agreed to lease certain buildings and units for use as offices and other ancillary purposes to Netcom Group and Netcom Group agreed to lease certain parcels of land for use as offices, telecommunications equipment sites and other ancillary purposes to CNC China for a term of three years expiring on 31 December 2010. Pursuant to the Framework Agreement for Property Leasing, Netcom Group agreed to lease certain properties (including offices and storage facilities) to CUCL for a term of three years expiring on 31 December 2010.
Pursuant to the Materials Procurement Agreement 2008-2010, CNC China may request Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment and may purchase from Netcom Group certain products for a term of three years expiring on 31 December 2010. Netcom Group also agreed to provide to CNC China storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.
Pursuant to the Engineering and Information Technology Services Agreement 2008-2010 and the Framework Agreement for Engineering and Information Technology Services, Netcom Group agreed to provide certain engineering and information technology-related services to CUCL and CNC China, including the provision of planning, construction and supervision services in relation to telecommunications engineering projects and the provision of information technology services for a term of three years expiring on 31 December 2010.
Pursuant to the Information and Communications Technology Agreement 2008-2010, China Netcom System Integration agreed to provide certain information and communications technology services to Netcom Group and to subcontract services ancillary to the provision of information and communications technology services to the subsidiaries and branches of Netcom Group for a term of three years expiring on 31 December 2010.

Pursuant to the Ancillary Telecommunications Services Agreement 2008-2010 and the Framework Agreement for Ancillary Telecommunications Services, Netcom Group agreed to provide certain ancillary telecommunications services, including certain telecommunications pre-sale, on-sale and after-sale services, sales agency services, customer acquisition and servicing and other customers’ services, to CUCL and CNC China for a term of three years expiring on 31 December 2010.
Pursuant to the Support Services Agreement 2008-2010 and the Framework Agreement for Support Services, Netcom Group agreed to provide various support services, including equipment leasing and maintenance services and other support services to CUCL and CNC China for a term of three years expiring on 31 December 2010.
Pursuant to the Master Sharing Agreement 2008-2010, CNC China agreed to share with Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both CNC China and Netcom Group and Netcom Group agreed to provide CNC China with support and certain other shared services and certain office space in its headquarters for use by CNC China its principal executive office for a term of three years expiring on 31 December 2010.
On 29 October 2010, CUCL and Unicom Group entered into the 2010 Comprehensive Services Agreement to renew certain of the above continuing connected transactions for a term of three years commencing on 1 January 2011 and expiring on 31 December 2013.
(b)	Details of the Transactions Contemplated under the 2010 Comprehensive Services Agreement

(1)	Telecommunications Resources Leasing
Unicom Group has agreed to lease to CUCL:
(i)
certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and

(ii)	certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there is no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis.
(2)	Property Leasing
CUCL and Unicom Group have agreed to lease to each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).
The rental charges payable by CUCL or Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such rental charges will not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year.
(3)	Provision of Value-added Telecommunications Services
Unicom Group (or its subsidiaries) has agreed to provide the customers of CUCL with various types of value-added telecommunications services.
CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis.
(4)	Provision of Equipment Procurement Services
Unicom Group has agreed to provide comprehensive procurement services for imported and domestic telecommunications equipment and other domestic non-telecommunications equipment to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services.
In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above equipment and materials procurement.

Charges for the provision of equipment procurement services are calculated at the rate of:
(i)	up to 3% of the contract value of those procurement contracts in the case of domestic equipment procurement; and

(ii)	up to 1% of the contract value of those procurement contracts in the case of imported equipment procurement.
The charges for the provision of materials operated by Unicom Group are determined by reference to the following pricing principles:
(A)	the government fixed price;

(B)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(C)	where there is neither a government fixed price nor a government guidance price, the market price; or

(D)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.
The charges for the provision of storage and logistics services are determined by reference to the market price, which is determined by reference to the following:
(I)	the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or

(II)	the price charged by an independent third party providing the services in mainland China in an ordinary business transaction.
The service charges due to Unicom Group will be settled on a monthly basis.
(5)	Provision of Engineering Design and Construction Services
Unicom Group has agreed to provide engineering design, construction and supervision services and IT services to CUCL. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.
The charges for the provision of engineering design and construction services are determined by reference to the market price, which is determined by reference to the following:
(i)	the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or

(ii)	the price charged by an independent third party providing the services in mainland China in an ordinary business transaction.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.
(6)	Provision of Ancillary Telecommunications Services
Unicom Group has agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ services.
The charges payable for the provision of ancillary telecommunications services are determined by reference to the following pricing principles:
(i)	the government fixed price;

(ii)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(iii)	where there is neither a government fixed price nor a government guidance price, the market price; or

(iv)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.
The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.
(7)	Provision of Comprehensive Support Services
Unicom Group and CUCL have agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the paragraph headed “Provision of Telecommunications Resources Leasing” above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).

The service charges are determined by reference to the following pricing principles:
(i)	the government fixed price;

(ii)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(iii)	where there is neither a government fixed price nor a government guidance price, the market price; or

(iv)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.
The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.
(8)	Provision of Shared Services
Unicom Group and CUCL have agreed to provide shared services to each other, including, but not limited to, the following:
(i)	CUCL will provide headquarter human resources services to Unicom Group;

(ii)	Unicom Group and CUCL will provide central business support services to each other;

(iii)	CUCL will provide trust services related to the services referred to in paragraphs (i) and (ii) above to Unicom Group; and

(iv)	Unicom Group will provide premises to CUCL and other shared services requested by its headquarters.
In relation to the services referred to in paragraph (ii) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports.
Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.
Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis.

(c)	Conditions to the 2010 Comprehensive Services Agreement Becoming Effective
The 2010 Comprehensive Services Agreement will become effective (i) upon approval by the board of directors of each of the Company and Unicom A Share Company and (ii) after it has been duly signed and stamped by each of the Company and Unicom A Share Company.
Both conditions have been satisfied as at the date of this announcement.
(d)	Reasons For and Benefits of the Transactions Contemplated under the 2010 Comprehensive Services Agreement
The services to be provided by Unicom Group pursuant to the 2010 Comprehensive Services Agreement are essential to the on-going operation of the Group’s business activities. The terms, conditions and charges of the services are determined in accordance with the appropriate tariffs and standards prescribed by the relevant PRC regulatory authorities and/or by reference to market rates and/or by reference to the cost of providing the respective services or facilities. Due to the long-standing cooperation between Unicom Group and the Group, Unicom Group has developed an in-depth understanding of the Group’s general business needs and is therefore able to provide high quality services to meet the Group’s demands. Accordingly, the service arrangements with Unicom Group under the 2010 Comprehensive Services Agreement will enable the Group to receive high quality services at competitive prices and in a timely manner.

4.	ANNUAL CAPS
The annual caps for the continuing connected transactions contemplated under the 2010 Network Lease Agreement and the 2010 Comprehensive Services Agreement are set out below:

Annual Cap for the Year Ending 31 December
Continuing Connected Transaction		2011	2012	2013

1.	Lease under the 2010 Network Lease Agreement	RMB2.4 billion (equivalent to HK$2,780 million)	RMB2.6 billion (equivalent to HK$3,011 million)	—

2.	Telecommunications Resources Leasing under the 2010 Comprehensive Services Agreement	RMB0.6 billion (equivalent to HK$695 million)	RMB0.6 billion (equivalent to HK$695 million)	RMB0.6 billion (equivalent to HK$695 million)

3.	Property Leasing under the 2010 Comprehensive Services Agreement	Amount payable by CUCL: RMB1.5 billion (equivalent to HK$1,737 million)	Amount payable by CUCL: RMB1.5 billion (equivalent to HK$1,737 million)	Amount payable by CUCL: RMB1.5 billion (equivalent to HK$1,737 million)

		Amount payable by Unicom Group:	Amount payable by Unicom Group:	Amount payable by Unicom Group:
		RMB0.1 billion (equivalent to HK$116 million)	RMB0.1 billion (equivalent to HK$116 million)	RMB0.1 billion (equivalent to HK$116 million)

4.	Value-added Telecommunications Services under the 2010 Comprehensive Services Agreement	RMB0.5 billion (equivalent to HK$579 million)	RMB0.5 billion (equivalent to HK$579 million)	RMB0.5 billion (equivalent to HK$579 million)

5.	Equipment Procurement Services under the 2010 Comprehensive Services Agreement	RMB1.0 billion (equivalent to HK$1,158 million)	RMB1.0 billion (equivalent to HK$1,158 million)	RMB1.0 billion (equivalent to HK$1,158 million)

6.	Engineering Design and Construction Services under the 2010 Comprehensive Services Agreement	RMB3.5 billion (equivalent to HK$4,054 million)	RMB3.5 billion (equivalent to HK$4,054 million)	RMB3.5 billion (equivalent to HK$4,054 million)

7.	Ancillary Telecommunications Services under the 2010 Comprehensive Services Agreement	RMB2.0 billion (equivalent to HK$2,316 million)	RMB2.0 billion (equivalent to HK$2,316 million)	RMB2.0 billion (equivalent to HK$2,316 million)

Annual Cap for the Year Ending 31 December
Continuing Connected Transaction		2011	2012	2013

8.	Comprehensive Support Services under the 2010 Comprehensive Services Agreement	Amount payable by CUCL: RMB1.0 billion (equivalent to HK$1,158 million)	Amount payable by CUCL: RMB1.0 billion (equivalent to HK$1,158 million)	Amount payable by CUCL: RMB1.0 billion (equivalent to HK$1,158 million)

		Amount payable by Unicom Group:	Amount payable by Unicom Group:	Amount payable by Unicom Group:
		RMB0.2 billion (equivalent to HK$232 million)	RMB0.2 billion (equivalent to HK$232 million)	RMB0.2 billion (equivalent to HK$232 million)

9.	Shared Services under the 2010 Comprehensive Services Agreement	Amount payable by CUCL: RMB0.5 billion (equivalent to HK$579 million)	Amount payable by CUCL: RMB0.5 billion (equivalent to HK$579 million)	Amount payable by CUCL: RMB0.5 billion (equivalent to HK$579 million)

		Amount payable by Unicom Group:	Amount payable by Unicom Group:	Amount payable by Unicom Group:
		RMB0.1 billion (equivalent to HK$116 million)	RMB0.1 billion (equivalent to HK$116 million)	RMB0.1 billion (equivalent to HK$116 million)
The bases for the annual caps for the continuing connected transactions contemplated under the 2010 Network Lease Agreement and the 2010 Comprehensive Services Agreement are set out below.
(1)	Lease under the 2010 Network Lease Agreement
The annual lease fee payable by CUCL for the two years ending 31 December 2011 and 2012 was determined and agreed between CUCL and Unicom New Horizon after taking into account the annual lease fee paid by CUCL of RMB2.2 billion (equivalent to HK$2,548 million) for the year ending 31 December 2010 and the growth potential and prospects of the telecommunications business in Southern China. Accordingly, the amount of the annual lease fee payable by CUCL for each of the two years ending 31 December 2011 and 2012 has been set as the annual caps for this continuing connected transaction.
(2)	Telecommunications Resources Leasing under the 2010 Comprehensive Services Agreement
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total charges paid by CUCL to Unicom Group for telecommunications facilities leasing under the Telecommunications Facilities Leasing Agreement 2008-2010 and the Framework Agreement for Telecommunications Facilities Leasing amounted to RMB313 million (equivalent to HK$363 million), RMB153 million (equivalent to HK$177 million) and RMB79 million (equivalent to HK$91 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for telecommunications facilities leasing under the Telecommunications Facilities Leasing Agreement 2008-2010 and the Framework Agreement for Telecommunications Facilities Leasing was RMB0.6 billion (equivalent to HK$695 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010.

Based on the historical charges paid by CUCL to Unicom Group, the annual depreciation charges, the current market rates and the telecommunications resources expected to be leased from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for telecommunications resources leasing under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB0.6 billion (equivalent to HK$695 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.
(3)	Property Leasing under the 2010 Comprehensive Services Agreement
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total rental charges paid by CUCL to Unicom Group for property leasing under the Property Leasing Agreement 2008-2010, the Framework Agreement for Property Leasing and the Second New Comprehensive Services Agreement amounted to RMB678 million (equivalent to HK$785 million), RMB820 million (equivalent to HK$950 million) and RMB398 million (equivalent to HK$461 million), respectively. The annual cap for the total rental charges payable by CUCL to Unicom Group for property leasing under the Property Leasing Agreement 2008-2010, the Framework Agreement for Property Leasing and the Second New Comprehensive Services Agreement was RMB1,095 million (equivalent to HK$1,268 million), RMB1,130 million (equivalent to HK$1,309 million) and RMB1,170 million (equivalent to HK$1,355 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010, respectively.
Based on the historical rental charges paid by CUCL to Unicom Group, the annual depreciation charges, the current market rates and the extent and volume of property leasing which CUCL is expected to require from Unicom Group in the next three years, the total rental charges payable by CUCL to Unicom Group for property leasing under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB1.5 billion (equivalent to HK$1,737 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total rental charges paid by Unicom Group to CUCL for property leasing under the Property Leasing Agreement 2008-2010, the Framework Agreement for Property Leasing and the Second New Comprehensive Services Agreement amounted to RMB10 million (equivalent to HK$12 million), RMB1 million (equivalent to HK$1 million) and nil, respectively. The annual cap for the total rental charges payable by Unicom Group to CUCL for property leasing under the Property Leasing Agreement 2008-2010, the Framework Agreement for Property Leasing and the Second New Comprehensive Services Agreement was RMB90 million (equivalent to HK$104 million), RMB110 million (equivalent to HK$127 million) and RMB130 million (equivalent to HK$151 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010, respectively.
Based on the historical rental charges paid by Unicom Group to CUCL, the annual depreciation charges, the current market rates and the extent and volume of property leasing which Unicom Group is expected to require from CUCL in the next three years, the total rental charges payable by Unicom Group to CUCL for property leasing under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB0.1 billion (equivalent to HK$116 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(4)	Provision of Value-added Telecommunications Services under the 2010 Comprehensive Services Agreement
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total revenue paid by CUCL to Unicom Group for the provision of value-added telecommunications services under the Second New Comprehensive Services Agreement amounted to RMB153 million (equivalent to HK$177 million), RMB122 million (equivalent to HK$141 million) and RMB48 million (equivalent to HK$56 million), respectively.
There was no annual cap for the total revenue payable by CUCL to Unicom Group for the provision of value-added telecommunications services under the Second New Comprehensive Services Agreement for each of the three years ended/ending 31 December 2008, 2009 and 2010 for the following reasons:
(i)
the Company’s revenue depends on growth in call revenue and in its subscriber base on its various networks. Any such growth will necessarily result in increased use of these value-added telecommunications services, which the Company will not be able to control as it depends entirely on subscriber usage. Any annual cap on the provision of value-added telecommunications services will potentially limit the Company’s ability to conduct or expand its business in the ordinary course; and

(ii)
as the charges for these value-added telecommunications services will contribute to the revenue of the Company, imposing an annual cap on the provision of value-added telecommunications services could also limit the Company’s revenue.

The Company is now in a better position to estimate the revenue payable to Unicom Group for the provision of value-added telecommunications services under the 2010 Comprehensive Services Agreement based on the historical revenue paid by CUCL to Unicom Group for the provision of value-added telecommunications services and the estimated subscriber usage of such services. The total revenue payable by CUCL to Unicom Group for the provision of value-added telecommunications services under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB0.5 billion (equivalent to HK$579 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(5)	Provision of Equipment Procurement Services under the 2010 Comprehensive Services Agreements
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total charges paid by CUCL to Unicom Group for the provision of equipment procurement services under the Materials Procurement Agreement 2008-2010 and the Second New Comprehensive Services Agreement amounted to RMB537 million (equivalent to HK$622 million), RMB387 million (equivalent to HK$448 million) and RMB141 million (equivalent to HK$163 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of equipment procurement services under the Materials Procurement Agreement 2008-2010 and the Second New Comprehensive Services Agreement was RMB1,575 million (equivalent to HK$1,824 million), RMB1,850 million (equivalent to HK$2,143 million) and RMB2,050 million (equivalent to HK$2,374 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010, respectively.
Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of equipment procurement related services that CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for the provision of equipment procurement services under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB1.0 billion (equivalent to HK$1,158 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.
(6)	Provision of Engineering Design and Construction Services under the 2010 Comprehensive Services Agreement
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total charges paid by CUCL to Unicom Group for the provision of engineering design and technical services under the Second New Comprehensive Services Agreement and the provision of certain engineering and information technology-related services under the Engineering and Information Technology Services Agreement 2008-2010 and the Framework Agreement for Engineering and Information Technology Services amounted to RMB2,598 million (equivalent to HK$3,009 million), RMB2,784 million (equivalent to HK$3,224 million) and RMB448 million (equivalent to HK$519 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of engineering design and technical services under the Second New Comprehensive Services Agreement and the provision of certain engineering and information technology-related services under the Engineering and Information Technology Services Agreement 2008-2010 and the Framework Agreement for Engineering and Information Technology Services was RMB4,803 million (equivalent to HK$5,563 million), RMB4,400 million (equivalent to HK$5,096 million) and RMB4,400 million (equivalent to HK$5,096 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010, respectively.
Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of engineering design and construction services that CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for the provision of engineering design and construction services under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB3.5 billion (equivalent to HK$4,054 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(7)	Provision of Ancillary Telecommunications Services under the 2010 Comprehensive Services Agreement
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total charges paid by CUCL to Unicom Group for the provision of ancillary telecommunications services under the Ancillary Telecommunications Services Agreement 2008-2010 and the Framework Agreement for Ancillary Telecommunications Services amounted to RMB558 million (equivalent to HK$646 million), RMB689 million (equivalent to HK$798 million) and RMB417 million (equivalent to HK$483 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of ancillary telecommunications services under the Ancillary Telecommunications Services Agreement 2008-2010 and the Framework Agreement for Ancillary Telecommunications Services was RMB1.0 billion (equivalent to HK$1,158 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010.
Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of ancillary telecommunications services that CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for ancillary telecommunications services under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB2.0 billion (equivalent to HK$2,316 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.
(8)	Provision of Comprehensive Support Services under the 2010 Comprehensive Services Agreement
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total charges paid by CUCL to Unicom Group for the provision of support services under the Support Services Agreement 2008-2010 and the Framework Agreement for Support Services amounted to RMB461 million (equivalent to HK$534 million), RMB273 million (equivalent to HK$316 million) and RMB82 million (equivalent to HK$95 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of support services under the Support Services Agreement 2008-2010 and the Framework Agreement for Support Services was RMB1.5 billion (equivalent to HK$1,737 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010.
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total charges paid by China Netcom System Integration to Unicom Group for the provision of services ancillary to the provision of certain information and communications technology services under the Information and Communications Technology Agreement 2008-2010 amounted to RMB6 million (equivalent to HK$7 million), RMB1 million (equivalent to HK$1 million) and nil, respectively. The annual cap for the total charges payable by China Netcom System Integration to Unicom Group for the provision of services ancillary to the provision of certain information and communications technology services under the Information and Communications Technology Agreement 2008-2010 was RMB270 million (equivalent to HK$313 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010.

Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of support services that CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for support services under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB1.0 billion (equivalent to HK$1,158 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total charges paid by Unicom Group to China Netcom System Integration for the provision of certain information and communications technology services under the Information and Communications Technology Agreement 2008-2010 amounted to RMB118 million (equivalent to HK$137 million), RMB70 million (equivalent to HK$81 million) and RMB6 million (equivalent to HK$7 million), respectively. The annual cap for the total charges payable by Unicom Group to China Netcom System Integration for the provision of certain information and communications technology services under the Information and Communications Technology Agreement 2008-2010 was RMB0.8 billion (equivalent to HK$927 million), RMB850 million (equivalent to HK$984 million) and RMB850 million (equivalent to HK$984 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010, respectively.
Based on the historical charges paid by Unicom Group to China Netcom System Integration and the extent and volume of information and communications technology services that Unicom Group is expected to require from CUCL in the next three years, the total charges payable by Unicom Group to CUCL for the provision of information and communications technology services under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB0.2 billion (equivalent to HK$232 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.
(9)	Provision of Shared Services under the 2010 Comprehensive Services Agreement
For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total charges paid by CUCL to Unicom Group for shared services under the Master Sharing Agreement 2008-2010 amounted to RMB563 million (equivalent to HK$652 million), RMB266 million (equivalent to HK$308 million) and RMB143 million (equivalent to HK$166 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for shared services under the Master Sharing Agreement 2008-2010 was RMB0.69 billion (equivalent to HK$799 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010.
Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of shared services which CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for shared services under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB0.5 billion (equivalent to HK$579 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

For the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the total charges paid by Unicom Group to CUCL for shared services under the Master Sharing Agreement 2008-2010 amounted to RMB140 million (equivalent to HK$162 million), RMB3 million (equivalent to HK$3 million) and RMB3 million (equivalent to HK$3 million), respectively. The annual cap for the total charges payable by Unicom Group to CUCL for shared services under the Master Sharing Agreement 2008-2010 was RMB0.2 billion (equivalent to HK$232 million) for each of the three years ended/ending 31 December 2008, 2009 and 2010.
Based on the historical charges paid by Unicom Group to CUCL and the extent and volume of shared services which Unicom Group is expected to require from CUCL in the next three years, the total charges payable by Unicom Group to CUCL for shared services under the 2010 Comprehensive Services Agreement in each of the three years ending 31 December 2011, 2012 and 2013 is not expected to exceed RMB0.1 billion (equivalent to HK$116 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.
5.	CONNECTION BETWEEN THE PARTIES
Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 71.98% of the issued share capital of the Company through its shareholdings in Unicom BVI and Netcom Group BVI, which directly hold 41.27% and 30.70% of the issued share capital of the Company, respectively. Unicom New Horizon is a wholly-owned subsidiary of Unicom Group. As CUCL is a member of the Group and each of Unicom Group and Unicom New Horizon is a connected person of the Company, the transactions contemplated under the 2010 Network Lease Agreement and the 2010 Comprehensive Service Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.
6.	COMPLIANCE WITH THE LISTING RULES
As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for the Lease under the 2010 Network Lease Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.
As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for each of the transactions contemplated under the 2010 Comprehensive Services Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules and are exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

7.	OPINION OF THE DIRECTORS
The Directors (including the independent non-executive Directors) are of the opinion that the terms of the 2010 Network Lease Agreement and the 2010 Comprehensive Services Agreement are on normal commercial terms, have been entered into in the ordinary and usual course of business of the Group and are fair and reasonable and in the interests of the Shareholders as a whole. The Directors (including the independent non-executive Directors) are also of the opinion that the annual caps for each of the transactions contemplated under the 2010 Network Lease Agreement and the 2010 Comprehensive Services Agreement are fair and reasonable.
Each of Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Zuo Xunsheng and Mr. Tong Jilu is a member of the board of directors of Unicom Group. None of the Directors has a material interest in the transactions contemplated under the 2010 Network Lease Agreement and the 2010 Comprehensive Services Agreement. Accordingly, none of the Directors is required to abstain from voting on the resolutions of the Board to approve the transactions contemplated under the 2010 Network Lease Agreement and the 2010 Comprehensive Services Agreement.
8.	GENERAL INFORMATION
The Company was incorporated in Hong Kong on 8 February 2000. CUCL is a wholly-owned subsidiary of the Company established under the laws of the PRC. The Company, through CUCL and its other subsidiaries, currently provides GSM and WCDMA mobile communications services, fixed-line voice services, fixed-line broadband and other internet related services, business and data communications services in the PRC.
Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group and its subsidiaries are primarily engaged in telecommunications and related businesses in the PRC.
Unicom New Horizon is a wholly-owned subsidiary of Unicom Group incorporated under the laws of the PRC and is principally engaged in the construction and operation of telecommunications networks in the PRC.
9.	DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“2-Step Approach”
the approach to be adopted in the entering into of all connected transactions of the Company that require the approval of the independent Shareholders, details of which are set out in the announcement of the Company dated 16 December 2008

“2010 Comprehensive Services Agreement”	the Comprehensive Services Agreement dated 29 October 2010 entered into by CUCL and Unicom Group

“2010 Network Lease Agreement”	the Network Lease Agreement dated 29 October 2010 entered into by CUCL and Unicom New Horizon

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Ancillary Telecommunications Services Agreement 2008-2010"	the Ancillary Telecommunications Services Agreement dated 12 September 2005 entered into by, among others, CNC China and Netcom Group, as renewed on 6 November 2007 and expiring on 31 December 2010

“Board”	the board of directors of the Company

“China Netcom System Integration”
(China Netcom Group System Integration Limited Corporation), a company established under the laws of the PRC and a wholly-owned subsidiary of the Company and now known as (China Unicom System Integration Limited Corporation)

“CNC China”	(China Netcom (Group) Company Limited), a wholly foreign owned enterprise established under the laws of the PRC and which merged with CUCL on 1 January 2009

“Company”
(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“CUCL”
(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company and, unless the context otherwise requires, shall include a reference to CNC China which merged with it on 1 January 2009

“Directors”	the directors of the Company

“Engineering and Information Technology Services Agreement 2008-2010"
the Engineering and Information Technology Services Agreement dated 12 September 2005 entered into by, among others, CNC China and Netcom Group, as renewed on 6 November 2007 and expiring on 31 December 2010

“Existing Network Lease Agreement”	the Network Lease Agreement dated 16 December 2008 entered into by CUCL, Unicom Group, Netcom Group and Unicom New Horizon in relation to the Lease and expiring on 31 December 2010

“Framework Agreement for Ancillary Telecommunications Services”	the Framework Agreement for Ancillary Telecommunications Services dated 12 August 2008 entered into by CUCL and Netcom Group and expiring on 31 December 2010

“Framework Agreement for Engineering and Information Technology Services”	the Framework Agreement for Engineering and Information Technology Services dated 12 August 2008 entered into by CUCL and Netcom Group and expiring on 31 December 2010

“Framework Agreement for Property Leasing”	the Framework Agreement for Property Leasing dated 12 August 2008 entered into by CUCL and Netcom Group and expiring on 31 December 2010

“Framework Agreement for Support Services”	the Framework Agreement for Support Services dated 12 August 2008 entered into by CUCL and Netcom Group and expiring on 31 December 2010

“Framework Agreement for Telecommunications Facilities Leasing”	the Framework Agreement for Telecommunications Facilities Leasing dated 12 August 2008 entered into by CUCL and Netcom Group and expiring on 31 December 2010

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Information and Communications Technology Agreement 2008-2010"	the Information and Communications Technology Agreement dated 6 November 2007 entered into by China Netcom System Integration and Netcom Group and expiring on 31 December 2010

“Lease”	the lease of the telecommunications networks in Southern China by CUCL from Unicom New Horizon

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Master Sharing Agreement 2008-2010"	the Master Sharing Agreement dated 12 September 2005 entered into by, among others, CNC China and Netcom Group, as renewed on 6 November 2007 and expiring on 31 December 2010

“Materials Procurement Agreement 2008-2010"	the Materials Procurement Agreement dated 12 September 2005 entered into by, among others, CNC China and Netcom Group, as renewed on 6 November 2007 and expiring on 31 December 2010

“Netcom Group BVI”	China Netcom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and the immediate controlling shareholder of the Company

“Netcom Group”	(China Network Communications Group Corporation), a state-owned enterprise established under the laws of the PRC and which merged with Unicom Group on 6 January 2009

“percentage ratio”	has the meaning ascribed to it in Chapter 14 of the Listing Rules

“PRC”	the People’s Republic of China

“Property Leasing Agreement 2008-2010"	the Property Leasing Agreement dated 12 September 2005 entered into by, among others, CNC China and Netcom Group, as renewed on 6 November 2007 and expiring on 31 December 2010

“RMB”	Renminbi, the lawful currency of the PRC

“Second New Comprehensive Services Agreement”
the 2006 Comprehensive Services Agreement dated 26 October 2006 entered into by CUCL and Unicom Group, as amended with effect from 15 October 2008 to include CNC China as a party and expiring on 31 December 2010

“Shareholders”	the shareholders of the Company

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Southern China”
for the purpose of this announcement, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region

“Support Services Agreement 2008-2010"	the Support Services Agreement dated 12 September 2005 entered into by, among others, CNC China and Netcom Group, as renewed on 6 November 2007 and expiring on 31 December 2010

“Telecommunications Facilities Leasing Agreement 2008-2010"	the Telecommunications Facilities Leasing Agreement dated 12 September 2005 entered into by, among others, CNC China and Netcom Group, as renewed on 6 November 2007 and expiring on 31 December 2010

“Unicom A Share Company”
(China United Network Communications Limited), a company incorporated in the PRC with limited liability, whose shares are listed on the Shanghai Stock Exchange and in which Unicom Group holds a 61.05% equity interest as at the date of this announcement, and the immediate controlling shareholder of Unicom BVI

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and the immediate controlling shareholder of the Company

“Unicom New Horizon”	(Unicom New Horizon Telecommunications Company Limited), a company established under the laws of the PRC and a wholly-owned subsidiary of Unicom Group

“Unicom Group”
(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company and, unless the context otherwise requires, shall include a reference to Netcom Group which merged with it on 6 January 2009

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.8634 = HK$1, being the exchange rate prevailing on 28 October 2010. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary
Hong Kong, 29 October 2010
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin